_________________________________________________________________________________________

December 2, 2014

VIA EDGAR AND E-MAIL

United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-510F

Attention:	Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverage, Apparel, and Mining
Myra Moosariparambil, Staff Accountant

Re:	Century Aluminum Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Response submitted October 31, 2014
File No. 1-34474

Ladies and Gentlemen:

Century Aluminum Company, a Delaware corporation ("Century" or the "Company") hereby provides this submission in response to your letter dated November 17, 2014 (the "Comment Letter"), relating to our filings with the Securities & Exchange Commission (the "Commission") referenced above. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

Form 10-Q for the Six Months Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 39

1. We note your response to comment two from our letter dated October 17, 2014. You state that you do not reverse the lower of cost of market (LCM) inventory reserve and that your accounting treatment of the LCM inventory reserve is in accordance with ASC 335-10-35. However, your proposed disclosure states cost of goods sold was positively impacted in the second quarter of 2014 due to valuation adjustments. Please further explain how the valuation adjustment positively impacts cost of goods sold. If this positive impact is due to the change in the valuation adjustment from period to period, please further clarify your proposed disclosure to state your average turnover of inventory and the relationship of the turnover rate to the positive impact on cost of goods sold. In addition, please confirm the proposed disclosure will replace, rather than only supplement, your current disclosure. Please provide the draft disclosure to be included in future filings.

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax

RESPONSE:

In future filings, the Company will replace our current disclosure with language that more clearly describes our treatment of the LCM inventory reserves within the discussion of our results of operations, including disclosure of our average turnover of inventory for the period and the relationship of the turnover rate to the positive impact on costs of goods sold. The following is an example of a discussion for the Form 10-Q for the six months ended June 30, 2014 that would replace our current discussion:

Due to nature of its business, the Company’s inventory values are subject to fluctuations in market value and these fluctuations can have a significant impact on cost of goods sold and gross profit in any period. On average our inventory turns two times within a quarter and reductions in value below cost basis at the end of a period are the new basis for inventory as it turns in subsequent periods.

As of June 30, 2014 and March 31, 2014, the market value of our inventory was essentially at or above cost resulting in no valuation adjustments. As of June 30, 2013 however, the market value of our inventory was below its cost basis, resulting in a valuation adjustment of $16.1 million and a charge to cost of goods sold. This unfavorable impact was partially offset by the favorable impact on cost of goods sold of the first quarter 2013 valuation adjustment of $5.8 million, as inventory on hand at the end of the first quarter was consumed in the second quarter of 2013. Cost of goods sold in the second quarter of 2014 was $10.3 million lower than cost of goods sold in the second quarter of 2013 because of the net impact of the valuation adjustments in 2013.

As of June 30, 2014, the market value of our inventory was essentially at or above cost resulting in no valuation adjustments. As of December 31, 2013 however, the market value of our inventory was below its cost basis, resulting in a valuation adjustment of $1.2 million. For the six months ended June 30, 2014, inventory with a $1.2 million market valuation adjustment was consumed resulting in a benefit to cost of goods sold. As of June 30, 2013, the market value of our inventory was below its cost basis, resulting in a valuation adjustment of $16.1 million and a charge to cost of goods sold. As of December 31, 2012, the market value of our inventory was essentially at or above cost resulting in no valuation adjustments. Cost of goods sold in the six months ended June 30, 2014 was $17.3 million lower than cost of goods sold in the six months ended June 30, 2013 because of the net impact of the valuation adjustments which occurred in 2013 and 2014.

Century acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (312) 696-3101 should you have any further questions or require additional information.

Sincerely,

/s/ Jesse E. Gary
Jesse E. Gary
Executive Vice President, General Counsel and Secretary

cc:	John Reynolds

Assistant Director

Division of Corporation Finance

Rick T. Dillon

Executive Vice President and Chief Financial Officer

Century Aluminum Company